July 11, 2023

VIA EDGAR, AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn: Larry Spirgel, Kyle Wiley, Amanda Kim & Stephen Krikorian

Re:	MachTen, Inc. Registration Statement on Form 10-12G Filed May 15, 2023 File No. 000-56553

Ladies and Gentlemen,

We are writing in response to your comment letter dated June 8, 2023 (the “Staff Letter”) regarding the registration statement on Form 10-12G (the “Registration Statement”) for MachTen, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023. The Company has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Company’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Capitalized terms have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

Registration Statement on Form 10-12G

Summary

Questions and Answers About the Spin-Off, page 3

1.	We note your disclosure that LICT will not hold shares in the company beyond 5 years from the date of the spin-off. Please clarify whether there is a business reason (e.g. avoidance of adverse tax consequences) for doing so.

July 11, 2023

We acknowledge the Staff’s comment and note that the holding period of the retained stock is limited to 5 years from the date of the spin-off in order to comply with the IRS ruling guidelines, set forth in former Revenue Procedure 96-30, 1996-1 CB 696, so the Company may avoid adverse tax consequences of the spin-off to LICT and the stockholders. Pursuant to these guidelines, the retained stock must be disposed of not later than 5 years after the distribution. Although Revenue Procedure 96-30 has been superseded by subsequent IRS guidance, the IRS has generally continued to follow the 5-year holding limitation in its ruling practice (see, e.g., attached PLR 202149006). Furthermore, the tax opinion delivered by LICT's tax counsel also relied on the 5-year limitation as integral to receiving favorable income tax treatment.

In addition, we have added additional disclosure to the Registration Statement in response to this comment. Please see pages 6, 27 and 33.

Summary Unaudited Pro Forma Condensed Consolidated Financial Statements, page 10

2.	You disclose that the pro forma adjustments are “(i) directly attributable to the transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results of operations of MAC”. Please revise the disclosures to be consistent with the most recent rules outlined in Article 11-02 of Regulation S-X, and please confirm that your adjustments are consistent with these rules.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 10. In addition, we can confirm that the pro forma adjustments disclosed are now consistent with the rules outlined in Article 11-02 of Regulation S-X.

Risks Related to Our Business, page 16

3.	We note that over half of your revenues are derived from the FCC’s Alternative Connect America Cost Model (“A-CAM”) program. Please revise the relevant risk factors and elsewhere as appropriate, by expanding your discussion of the A-CAM program. For example, please identify the services that you will need to provide to meet the requirements of the program, identify the steps you have already taken and those which you will need to meet with respect the build-out of your broadband facilities, and, to the extent applicable, disclose the material terms of any agreements between you and the FCC.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 15 – 16 and 47.

Risks Related to MAC Common Stock, page 25

4.	We note that your forum selection provision identifies the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for actions arising under the Securities Act or Exchange Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

July 11, 2023

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 28.

5.	We note you identified a material weakness in your internal control over financial reporting. Accordingly, please revise to address what steps have been completed in your remediation plan to date, including any completed control design and testing procedures, what still remains to be completed, and revise to update your estimate of the expected timing of your remediation plan.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 28 – 29.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations Results of Operations, page 47

6.	We note that you reference “Access Lines” as a key metric and your discussion elsewhere indicating the recent trend in declining access lines due to a variety of competitive reasons. Since your business is substantially dependent upon this metric, please expand where appropriate to how this metric is connected to the future growth of your business, such as the continuation of the Universal Service Fund programs and your participation therein.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 15 and 47.

Notes to the Financial Statements 14. Subsequent Events, page F-22

7.	Please revise to disclose the date through which you evaluated subsequent events and whether the date was when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages F-21 and F-39.

* * * * *

The Staff is invited to contact the undersigned or Brian Roe at (212) 451-2382 with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman